Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp. (the “Company”)

1150 - 355 Burrard Street

Vancouver, BC, V6C 2G8

Item 2	Date of Material Change

August 13, 2018.

Item 3	News Release

A news release with respect to the contents of this report was issued on August 13, 2018 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On August 13, 2018, the Company announced that it has entered into definitive transaction agreements to implement a series of transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of Sociedad Química y Minera de Chile S.A. (“SQM”) has agreed to sell its interest in Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz” or the “Project”), to a subsidiary of Jiangxi Ganfeng Lithium Co., Ltd. (“GFL”). As a result of the Transaction, GFL will become the Company’s partner in developing and operating the Project, which is currently under development in Jujuy, Argentina. The Company’s interest in Caucharí-Olaroz will increase from 50% to 62.5%, with GFL holding the remaining 37.5% interest. In connection with the Transaction, GFL has agreed to provide the Company with a new US$100 million subordinated loan facility (the “Loan Facility”) to complement the Company’s existing financing and fully-fund the Company’s share of Caucharí-Olaroz’s anticipated Stage 1 capital expenditures.

Item 5	Full Description of Material Change

On August 13, 2018, the Company announced that it has entered into definitive transaction agreements to implement the Transaction, pursuant to which, among other things, a subsidiary of SQM has agreed to sell its interest in Minera Exar to a subsidiary of GFL. As a result of the Transaction, GFL will become the Company’s partner in developing and operating the Project, which is currently under development in Jujuy, Argentina. The Company’s interest in Caucharí-Olaroz will increase from 50% to 62.5%, with GFL holding the remaining 37.5% interest. In connection with the Transaction, GFL has agreed to provide the Company with the US$100 million Loan Facility.

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Under the terms of the Transaction, GFL has agreed to purchase SQM’s interest in Minera Exar. SQM will receive an aggregate of US$87.5 million in cash (including repayment of outstanding indebtedness owing from Minera Exar and certain other costs) plus a deferred payment of US$50 million, which is payable on satisfaction of certain agreed milestones after the Project has successfully reached production. In addition, GFL has also agreed to provide a loan to Minera Exar to permit Minera Exar to repay US$25 million of its outstanding indebtedness owing to the Company. As a result of the Transaction, on closing, GFL will own 37.5% and the Company 62.5% (an increase from its previous 50% ownership) of Minera Exar.

GFL and the Company have agreed to enter into a new shareholders agreement governing their respective ownership interests and the business and operations of Minera Exar. The new shareholders agreement will provide the Company and GFL with shared decision-making over certain decisions of Minera Exar. The board of directors of Minera Exar will have representatives from both the Company and GFL consisting of three Company nominees and two GFL nominees. In addition, a management committee consisting of representatives of the Company and GFL will be formed to direct the development of the Project.

Pursuant to the Transaction, GFL has agreed to provide the Company with the Loan Facility. The Loan Facility is repayable exclusively out of future distributions from Minera Exar. The Loan Facility complements the Company’s existing senior credit facilities from GFL and Bangchak Corporation in the aggregate amount of US$205 million and provides the Company with committed financing expected to fully support all of the Company’s capital expenditure funding obligations for the development of Stage 1 of the Project. The Loan Facility will be unsecured and subordinated to the Company’s existing senior credit facilities and will be repaid from the proceeds of 50% of the Company’s share of future distributions from the Project. The Company will have the right to prepay the Loan Facility without penalty. Draws may be made under the Loan Facility until December 31, 2025. The Loan Facility will bear interest at a rate equal to 6-month LIBOR +5.5% per annum, subject to a maximum of 10% per annum. Interest is payable annually from 50% of the distributions paid directly and indirectly by Minera Exar to the Company, subject to compliance with the Company’s existing senior credit facilities, and to the receipt of distributions from Minera Exar.

In addition, the Company and GFL have entered into a strategic collaboration agreement (the “Strategic Collaboration Agreement”) to explore future opportunities to collaborate (the “Strategic Collaboration”) and develop lithium resources. The focus of the Strategic Collaboration Agreement will be on technical and financial collaboration with the objective of identifying and developing lithium resource projects in North and South America that leverage both companies’ respective strengths.

The Transaction is expected to close in the fourth quarter of 2018, and is subject to customary closing conditions.

The funding by GFL of Minera Exar in connection with the Transaction and the provision of the Loan Facility by GFL to the Company constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), as GFL is a related party of the Company by virtue of its shareholdings in the Company. The Company is relying on the exemptions from the formal valuation and minority approval requirements set forth in MI 61-101. Specifically, the funding by GFL of Minera Exar is exempt from the formal valuation and minority approval requirements

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on the basis of the exemptions in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the fair market value of the consideration for the transaction, insofar as it involves GFL, is greater than 25% of the Company’s market capitalization (calculated in accordance with MI 61-101). The Loan Facility is not subject to the requirement to obtain a formal valuation. The Loan Facility is also exempt from the minority approval requirements on the basis of the exemption in section 5.7(f) of MI 61-101, as: (i) the transaction is a loan that has been obtained on reasonable commercial terms that are not less advantageous to the Company than if the loan or credit facility were obtained from a person dealing at arm’s length with the Company, and (ii) the Loan Facility contains no equity component. The Company is not aware of any prior valuation relevant to the Transaction (within the meaning of MI 61-101).

Provision of the US$100 million Loan Facility to the Company and the intercompany loans to  Minera Exar from GFL are subject to the approval of the shareholders of GFL. The Company has entered into voting support agreements from GFL’s largest shareholder, pursuant to which such shareholder has agreed to vote in favour of the transactions. If the shareholder approval is not obtained, GFL has agreed to fund the intercompany indebtedness by way of equity in a manner that does not impact the relative interests of the parties and to cede a portion of its rights to off-take from Minera Exar to the Company in respect of the US$100 million Loan Facility.

The principal purposes and business reasons for, and anticipated effect of, the Transaction include: (i) increasing the Company’s interest in the Project to 62.5% from 50%; (ii) ensuring that the Company’s anticipated capital expenditure obligations with respect to the Project are fully funded; (iii) securing repayment by Minera Exar of US$25 million of its outstanding indebtedness owing to the Company and thereby providing liquidity to the Company; (iv) continuing to advance the development of the Project; and (v) leveraging GFL’s technical and project execution expertise to advance and optimize the Project.

As a result of the Transaction, GFL will acquire from SQM, directly or indirectly, SQM’s interest in Minera Exar and will hold, directly or indirectly, a 37.5% interest in Minera Exar following the Transaction (not including GFL’s indirect interest in Minera Exar resulting from its ownership of shares of the Company). GFL will also provide the Loan Facility to the Company and will be entitled to repayment of any amounts borrowed by the Company under the Loan Facility in accordance with its terms.

The Transaction will not affect GFL’s interest in the Company’s outstanding securities.

The board of directors of the Company (the “Board”) constituted a special committee of independent directors (the “Special Committee”) for the purposes of, among other things, considering the Transaction, reviewing, directing and supervising the process to be carried out by the Company and its professional advisors in assessing and negotiating the Transaction, and considering and making recommendations to the Board with respect to the Transaction.

The Special Committee was composed of Jean Fraser (Chair), Gary Cohn, George Ireland and Chaiwat Kovavisarach. In considering the Transaction, the Special Committee retained Osler, Hoskin & Harcourt LLP as its independent legal counsel and Cormark Securities Inc. (“Cormark”) as its independent financial advisor. Cormark has provided a fairness opinion to the Special Committee, concluding that, as of August 12, 2018, the Transaction was fair, from a financial point of view, to the Company and the shareholders of the Company (other than GFL and its affiliates).

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After careful consideration and deliberation, the Special Committee determined that the Transaction was in the best interests of the Company and was fair to shareholders of the Company (other than GFL and its affiliates) and unanimously recommended to the Board that the Board approve the Transaction. Following receipt of the unanimous recommendation by the Special Committee, the Board (with interested directors having recused themselves) determined that the Transaction was in the best interests of the Company and was fair to shareholders of the Company (other than GFL and its affiliates) and unanimously approved the Transaction.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer

1150 – 355 Burrard Street

Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9	Date of Report

August 23, 2018

FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than  statements of historical fact, may be forward-looking information. Forward looking information can be identified by the use of statements that include words such as “anticipate”, “plan”, “continue” ,”estimate”, “expect”, “exceed”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “exploring”, “scheduled”, “implementing”, “intend”, “could”, “might”, “should”, “believe” and similar words or expressions. Information provided in this presentation is necessarily summarized and may not contain all available material information.. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this material change report includes, but is not limited to, statements with respect to: (i) the timing and results of the Transaction; (ii) the timing and results of the development plan at the Caucharí-Olaroz project; (iii) the timing and terms of the capital raising process; (iv) the composition of the board, management committee and management team of Minera Exar; (v) the timing and results of current development work on the Caucharí-Olaroz project; (v) the potential for future collaboration with GFL and any benefits therefrom; (vii) the Company’s ability to fund

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the Caucharí-Olaroz project; (viii) statements regarding anticipated decision making with respect to Minera Exar; and (ix) anticipated rates of production at the Project. Forward looking information is based on certain assumptions, estimates, expectations, analyses and opinions made by management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks relating to changes in Project parameters as plans continue to be redefined, including the possibility that mining operations may not commence at the Project, risks relating to variations in mineral resources and mineral reserves, risks relating to the ability to access infrastructure, risks relating to changes in the price of, or worldwide demand for, battery-grade lithium carbonate, sulfuric acid or other commodities, risks relating to increased competition in the market for batter-grade lithium carbonate and related products, risks relating to global financial conditions, reliance on key personnel, operational risks inherent in the conduct of mining activities, increases in capital or operating costs and the risk of delays or increased costs that may be encountered during the development and construction process, regulatory risks, including risks relating to the acquisition of necessary permits and licenses, financing risks, including the risk that funding required for development and construction activities may not be available on satisfactory terms or at all, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s annual information form and other reports and filings filed with applicable securities regulators. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

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